FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 17, 2018

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

17 August 2018

The Royal Bank of Scotland Group plc

Directorate Change

Chief Financial Officer

On 30 May 2018 RBS announced that Ewen Stevenson had resigned from his role as Chief Financial Officer. RBS confirms that Mr Stevenson will step down from the Board and cease to be Chief Financial Officer on 30 September 2018.

The search for a successor for Mr Stevenson is underway, and a further announcement will be made in due course. Katie Murray, who is currently Deputy Chief Financial Officer, will be appointed Interim Chief Financial Officer on 1 October 2018.

Termination arrangements
Mr Stevenson will remain on the Board until 30 September 2018 to facilitate an orderly handover to Ms Murray, and thereafter will be placed on gardening leave until his employment with RBS ceases on 30 November 2018. In line with his contractual arrangements and the circumstances of his departure, Mr Stevenson will not receive any compensation for loss of office. Mr Stevenson will continue to receive his salary, fixed share allowance, pension and benefit funding up to 30 November 2018.  No other remuneration payment will be made in connection with his departure. In accordance with the rules of RBS's 2014 Employee Share Plan, Mr Stevenson's outstanding long-term incentive awards will lapse on his final date of employment.

For further information, please contact:

Investor Relations
Matt Waymark
Head of Investor Relations
+44 (0) 207 672 1758

RBS Media Relations
+44 (0) 131 523 4205

Legal Entity Identifier
The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90
The Royal Bank of Scotland plc	549300WHU4EIHRP28H10
National Westminster Bank Plc	213800IBT39XQ9C4CP71

Date: 17 August 2018

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary